                                                                    EXHIBIT 12.4

                           PSEG ENERGY HOLDINGS L.L.C.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                  For the Six
                                                  Months Ended                For the Years Ended
                                                    June 30,                      December 31,
                                                -------------------------------------------------------------
                                                 2006     2005     2005     2004     2003     2002     2001
                                                -------------------------------------------------------------
Earnings as Defined in Regulation S-K (A):

Pre-tax (Loss) Income from Continuing
Operations                                      $ (127)  $   95   $  269   $  199   $  249   $ (369)  $  237
(Income)/Loss from Equity Investees, Net
of Distributions                                   (31)     (10)     (28)      78       60       (2)     (59)
Fixed Charges                                      102      113      214      224      215      219      186
Capitalized Interest                                --       (1)      (1)      (3)     (10)     (12)     (13)
                                                -------------------------------------------------------------
Total Earnings                                  $  (56)  $  197   $  454   $  498   $  514   $ (164)  $  351
                                                =============================================================

Fixed Charges as Defined in Regulation S-K
(B)

Interest Expense                                $  101   $  112   $  213   $  223   $  214   $  218   $  183
Interest Factor in Rentals                           1        1        1        1        1        1        3
                                                -------------------------------------------------------------
Total Fixed Charges                             $  102   $  113   $  214   $  224   $  215   $  219   $  186
                                                =============================================================

Ratio of Earnings to Fixed Charges (C)           (0.55)    1.74     2.12     2.22     2.39    (0.75)    1.88
                                                =============================================================
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(A)   The term "earnings" is defined as pre-tax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense (c) an estimate of interest implicit in rentals.

(C) The ratio of earnings to fixed charges for the six months ended June 30, 2006 was (0.55), as noted above, which represents a deficiency of $158 million. The ratio of earnings to fixed charges for the year ended
      December 31, 2002 was (0.75), as noted above, which represents a deficiency of $383 million.